EXHIBIT 99.1

Yamana Gold Provides Exploration Update: Reports Exploration Success in New Areas at Minera Florida With the Potential to Significantly Expand Mineral Resource Base and Increase Mine Life; Exploration Results at El Peñón Continue to Highlight the Expansion Potential of Historic Sectors of the Mine, While Important New Mineralized Areas Identified At Jacobina

Download a PDF of detailed drill hole results for Mineral Florida (https://www.yamana.com/files/doc_downloads/2020/09/florida_drilling_results_q4_2018_to_q3_2020__002_.pdf)
Download a PDF of detailed drill hole results for El Peñón (https://www.yamana.com/files/doc_downloads/2020/09/El-Penon-Exploration-Detailed-Drilling-Report-Q1-3-2020.pdf)
Download a PDF of detailed drill hole results for Jacobina (https://www.yamana.com/files/doc_downloads/2020/09/Jacobina-Exploration-Detailed-Drilling-Report-Q2-2020.pdf)

TORONTO, Sept. 08, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today provided an update on exploration results for the Minera Florida, El Peñón, and Jacobina mines. Exploration results continue to support year-over-year growth, with promising new discoveries in the first half of 2020, indicating excellent potential for new mineral reserves and mineral resources at year end. The commitment to near-mine exploration and to improving efficiencies at our operations has resulted in significant new mineralized zones not currently in life of mine plans.

A separate exploration update on the Canadian Malartic mine, including drilling results and a mineral resource update for the East Gouldie zone, is planned for early in the fourth quarter. Please see the upcoming events section at the end of this press release for additional future catalysts.

Exploration Highlights, Minera Florida

  Drilling results in new production sectors of the mine, most notably Patagua and Don Leopoldo, continue to expand these sectors along strike and down dip, which remain open in both directions, underscoring the potential for expansion of the mineral resource base in both sectors.

  Exploratory results in newly explored areas of the mine provided significant discoveries, including in the La Flor Oeste and Bandolera sectors, demonstrating the presence of a wider and underexplored mineralization footprint at Minera Florida with the potential to produce significant new near-mine results and expand the mineral resource base as well as life of mine.

  At La Flor Oeste, drilling returned excellent results, encountering wide zones of higher than current average mineral reserve grades. Highlights include the following estimated true width intercepts: 4.74 grams per tonne (g/t) of gold, 15.4 g/t of silver, and 0.56% of zinc over 8.6 metres (drill hole ALH2993); 8.68 g/t of gold, 15.8 g/t of silver, and 0.49% of zinc over 5.4 metres (ALH2790). At Bandolera, located adjacent to the core mine area, high grade intercepts demonstrate good potential for additional mineral resources. Recent estimated true width intercepts include: 13.68 g/t of gold, 10.0 g/t of silver, and 6.90% of zinc over 2.0 metres (ALH2890); and 18.99 g/t of gold, 155.3 g/t of silver, and 0.28% of zinc over 1.5 metres (ALH2861).

Significance

Exploration in important new production sectors outside the core mine area, including Patagua and Don Leopoldo, support Yamana’s view of the Las Patagua corridor as a similar structural setting and style of mineralization to the core mine area. In addition, drill results in newly discovered sectors in underexplored areas of the property, such as La Flor Oeste and Bandolera, opened up higher-grade veins east and west of the Alhue block, further underscoring the potential to expand the mineral resource and life of mine. These exploration results support the Company’s internal assessment that mine life for Minera Florida will exceed the life of mine implied by mineral reserves alone. The strategic mine life for Minera Florida is estimated at 10 years.

Exploration Highlights, El Peñón

  Exploration continues to demonstrate the extension potential of several sectors, including Pampa Campamento, Martillo Flat, and El Valle, while also generating discoveries of new veins and mineralized structures in the core mine.

  Drilling at Pampa Campamento successfully extended the southern mineralized zone on deeper levels, where drill hole UIP0009 returned 24.01 g/t of gold and 233.8 g/t of silver over 2.8 metres estimated true width, indicating the continuity of mineralization down dip.

  At El Valle, the delineation drilling program intercepted wider mineralized intervals and defined the mineral envelope continuity along strike with good expansion potential. Notable drill results include 13.17 g/t of gold and 959.4 g/t of silver over 3.8 metres estimated true width (UEV0013).

  Exploration generated additional discoveries and new mineralized structures, with the definition of Quebrada Colorada Sur, a recently discovered vein system located in the south continuation of the historically productive Colorada structure.

Significance

Exploration results at El Peñón continue to highlight the expansion potential of historic sectors of the mine and support the Company’s internal assessment that mine life at El Peñón will exceed mine life supported by mineral reserves alone. The strategic mine life for El Peñón is estimated to be at least 10 years. El Peñón has a 20-year track record of mineral resource discovery and production depletion replacement. The latest discoveries at El Peñón, which are located in areas adjacent to infrastructure, include wide intercepts in deeper extensions of major veins as well as lateral extensions of key past-producing areas of the mine, underscoring the potential for increased productivity at lower development costs. In addition, while the El Peñón plant has the capacity to process up to 4,200 tonnes of ore per day (“tpd”), it is currently processing 3,300 tpd, meaning new discoveries can be brought forward thereby increasing annual production.

Exploration Highlights, Jacobina

  At the Jacobina Mine Complex, successful delineation drilling at Morro do Vento, continues to generate higher grade results in the Main Reef zone, including drill hole MVTEX00048, with multiple significant estimated true width intercepts including: 7.15 g/t of gold over 4.9 metres; 9.43 g/t of gold over 4.3 metres; and 5.80 g/t of gold over 3.8 metres, expanding the known reefs along strike and to depth, indicating excellent extension potential for additional mineral resources in these areas.

  At Canavieiras Central, the exploratory program has confirmed the presence of the mineralized reefs with high grade intercepts along strike toward Canavieiras Sul and indicated down plunge continuity for further mineral resource expansion potential in this direction. Highlights include drill hole CANEX82, with 4.35 g/t of gold over an estimated true width of 4.5 metres.

  Exploratory drilling at the Canavieiras Sul sector has confirmed the extension of the Maneira, LU, MU, and LVL reefs, expanding these zones along strike towards the south and further adding new areas for mineral resource expansion. Drilling highlights from this sector include: 7.29 g/t of gold over an estimated true width of 1.7 metres (CANEX70A) and 6.15 g/t of gold over an estimated true width of 1.9 metres (CANEX 88).

Significance

The exploration program at Jacobina continues to generate significant exploration results, with important new mineralized areas identified adjacent to the currently producing mines at Canavieiras Sul, Canavieiras Central, and Morro do Vento. The results support the Company’s internal assessment that mine life for Jacobina will exceed the 15-year life of mine implied by mineral reserves alone. The strategic mine life for Jacobina is estimated at 20 years. Jacobina also has a long track record of replacing depletion of mineral reserves from mining.

MINERA FLORIDA, EXPLORATION UPDATE

Minera Florida has been a continuous producer for over 35 years with the historic core mine reporting more than 2.5 million ounces of gold and 14 million ounces of silver production. Consolidation of the property position through the acquisition of the Agua Fria concessions in 2017 has generated new discoveries, including Patagua, Don Leopoldo, Fantasma, and PV Sur. These discoveries, aided by extensions of historically mined veins, have successfully maintained gold mineral reserves, replacing depletion and adding mineral resources from new sectors. They contributed to strong production in the first half of 2020 and will provide the foundation for further production increases and mine life extensions.

This year, the exploration program has generated discoveries in new areas of the property, both east and west of the core mine, including La Flor Oeste and Bandolera, indicating a larger mineralized footprint for future growth. The La Flor area in particular is returning exceptionally wide vein intercepts for the mine, providing better potential for mineral resource growth and operational efficiency. In addition, the delineation drilling program in the last quarter of 2019 and first half of 2020 focused on the Patagua and Don Leopoldo sectors, intersecting northwesterly-oriented vein systems that continue to demonstrate excellent potential, with strong mineralization along the intersection area of the two veins and new extensions along strike and down dip.

At Patagua, delineation drilling results have expanded the known mineralized zones by 100 metres down dip, adding new mineralization in areas previously considered sub-economic, and through infill drilling along the intersection with the Don Leopoldo sector. Significant results from recent activity include the following estimated true width intercepts: 7.52 g/t of gold, 3.0 g/t of silver, and 0.49% of zinc over 2.5 metres (ALH2921); 11.55 g/t of gold, 5.3 g/t of silver, and 0.43% of zinc over 1.4 metres (ALH 3010); 4.19 g/t of gold, 11.3 g/t of silver, and 0.10% of zinc over 4.1 metres (ALH3059). See Figure 2 and Table 1 for additional results.

Successful delineation drilling on Don Leopoldo continues to generate excellent results, defining a higher grade zone, with the following estimated true width intercepts: 5.86 g/t of gold, 27.9 g/t of silver, and 0.47% of zinc over 2.2 metres (ALH3028); 4.72 g/t of gold, 12.1 g/t of silver, and 0.07% of zinc over 1.5 metres (ALH3017). The Don Leopoldo zone remains open to the east and down plunge with the deepest hole (ALH2928) reporting 17.86 g/t of gold, 8.5 g/t of silver and 3.44% zinc over a 1.1 metres estimated true width. See Figure 3 and Table 1 for additional results.

Historically, exploration at Minera Florida has been concentrated in the central Alhue structural block, where most of the underground development and past drilling has occurred. In recent years, exploration has expanded beyond the east and west limits of the Alhue block (see Figure 1). Exploratory drill testing in these new areas has successfully identified the continuity of mineralized veins beyond these perceived limits, both east and west of the central block. This work has generated significant new discoveries and demonstrates a much wider mineralization footprint on the large land package open to future exploration.

To the west, exploration drilling has successfully defined the La Flor Oeste sector, encountering wide intercepts of higher-than-current mine reserves grades along this north-south oriented structure. Drilling to date has defined the La Flor Oeste vein system over a 300-metre strike length and over 100 metres of down-dip extent. The vein system and related structures remain open in all directions. Significant results from La Flor Oeste include the following estimated true width intercepts: 4.74 g/t of gold, 15.4 g/t of silver, and 0.56% of zinc over 8.6 metres (ALH2993); 8.68 g/t of gold, 15.8 g/t of silver, and 0.49% of zinc over 5.4 metres (ALH 2790); 6.76 g/t of gold, 22.2 g/t of silver, and 2.19% of zinc over 4.8 metres (ALH3009). Although historically the exploration focus at Minera Florida has been on northwest- and northeast-striking vein structures in the core mine area, recent exploratory results, such as the La Flor Oeste discovery, suggest that north-south oriented vein structures also represent viable exploration targets. Please see Figures 1 and 4 and Table 1 for additional results.

To the east of the central Alhue structural block, drilling has identified the northwest-striking Bandolera vein system adjacent to current infrastructure. This new discovery has been defined over a 150-metre strike length and over a 300-metre vertical interval and remains open in all directions. Significant drilling results from Bandolera include the following estimated true width intercepts: 18.99 g/t of gold, 155.3 g/t of silver, and 0.28% of zinc over 1.5 metres (ALH 2861); 13.68 g/t of gold, 10.0 g/t of silver, and 6.90% of zinc over 2.0 metres (ALH 2890); 7.73 g/t of gold, 8.9 g/t of silver, and 0.08% of zinc over 1.0 metre (ALH 3002). Please see Figure 5 and Table 1 for additional results.

Exploration in important new production sectors outside the core mine area, including Patagua and Don Leopoldo, support Yamana’s view of the Las Patagua corridor as a similar structural setting and style of mineralization to the core mine area. In addition, drill results in newly discovered sectors in underexplored areas of the property, such as La Flor Oeste and Bandolera, opened up higher-grade veins east and west of the Alhue block, further underscoring the potential to expand the mineral resource and life of mine. Overall, these exploration results support the Company’s internal assessment that mine life for Minera Florida will exceed the life of mine implied by mineral reserves alone. The Company’s estimated strategic mine life for Minera Florida is 10 years.

Figure 1: Minera Florida Location Map Showing Main Target Areas Discussed in Text, Geological Features, Principle Vein Systems, And Underground Workings.
https://www.globenewswire.com/NewsRoom/AttachmentNg/c5fea8a1-b406-473d-ae67-032810343464

Figure 2: Patagua Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/6fc46eb6-b9b0-43b5-a6f1-b96f432dca5c

Figure 3: Don Leopoldo Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/5d9719ba-aea4-4881-bf4e-c0aaa41856ce

Figure 4: La Flor Oeste Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/1f781f57-f475-44ae-8743-d71c3eeca976

Figure 5: Bandolera Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/aa7b31b9-117b-4243-ba65-ec1c6fb66e80

Table 1: Minera Florida New Drill Intercepts, Selected For Intervals Greater Than 3.5 g/t Of Gold Over Diluted Horizontal Width Of 1.2 Metres. Gold Equivalent (g/t) Equals Gold (g/t) Plus Silver (g/t) Divided by 113.6 Plus Zinc (%) Divided by 2.54.

Hole	Vein	From (m)	To (m)	Interval (m)	Horizontal Width (m)	Estimated True Width (m)	Au (g/t)	Ag (g/t)	Zn (%)	Aueq (g/t)	Au (g/t) Dil to 1.20 m
ALH2921	Patagua Norte	142.80	146.73	3.93	2.50	2.50	7.52	3.0	0.49	7.74	7.52
ALH2925		147.66	150.00	2.34	2.11	2.10	4.86	15.8	4.74	6.86	4.86
ALH2941		147.00	148.04	1.04	0.98	0.96	39.84	26.6	0.20	40.15	32.54
ALH3010		156.44	157.93	1.49	1.45	1.40	11.55	5.3	0.43	11.77	11.55
ALH3059		161.05	165.55	4.50	4.10	4.06	4.19	11.3	0.10	4.33	4.19
ALH3043		155.82	157.30	1.48	1.42	1.40	4.25	11.1	1.19	4.82	4.25
ALH3028	Don Leopoldo	163.80	166.23	2.43	2.19	2.15	5.86	27.9	0.47	6.29	5.86
ALH2894		145.45	148.00	2.55	2.05	2.05	11.50	32.0	0.85	12.12	11.50
ALH2920		160.50	163.85	3.35	3.12	3.10	5.94	13.3	2.04	6.86	5.94
ALH2928		129.30	130.70	1.40	1.18	1.13	17.86	8.5	3.44	19.29	17.56
ALH3010		152.75	155.08	2.33	1.90	1.90	8.73	3.5	1.74	9.45	8.73
ALH3041		128.59	132.79	4.20	3.21	3.18	4.55	14.1	0.86	5.01	4.55
ALH3017		140.55	142.40	1.85	1.56	1.54	4.72	12.1	0.07	4.85	4.72
870 UG XC		1.00	3.40	2.40	2.40	2.38	3.84	19.0	0.05	4.03	3.84
ALH2783	La Flor Oeste	247.20	251.14	3.94	3.45	3.42	6.06	5.9	1.36	6.65	6.06
ALH2790		209.20	215.28	6.08	5.48	5.40	8.68	15.8	0.49	9.01	8.68
ALH2993		169.30	178.85	9.55	8.70	8.59	4.74	15.4	0.56	5.10	4.74
ALH3009		188.35	193.80	5.45	4.87	4.82	6.76	22.2	2.19	7.82	6.76
ALH3013		156.00	159.50	3.50	3.35	3.32	9.17	23.4	0.74	9.67	9.17
ALH3058		157.71	159.95	2.24	2.02	2.02	6.21	22.7	0.81	6.72	6.21
ALH2811	Bandolera	119.55	121.75	2.20	1.22	1.20	8.31	73.0	4.29	10.63	8.31
ALH2850		165.10	168.40	3.30	2.10	2.05	5.95	3.2	1.36	6.51	5.95
ALH2861		135.54	138.00	2.46	1.50	1.48	18.99	155.3	0.28	20.47	18.99
ALH2887		138.88	141.90	3.02	1.85	1.82	3.72	3.6	1.39	4.30	3.72
ALH2890		126.83	129.35	2.52	2.01	1.99	13.68	10.0	6.90	16.48	13.68
ALH2968		103.50	105.11	1.61	1.45	1.40	8.88	26.5	0.08	9.14	8.88
ALH2970		128.25	130.60	2.35	1.64	1.64	5.11	135.8	4.04	7.90	5.11
ALH3002		163.95	164.96	1.01	0.95	0.95	7.73	8.9	0.08	7.84	6.12
UGCHN024		1.70	5.40	3.70	3.70	3.50	6.29	52.0	0.11	6.79	6.29

EL PEÑÓN EXPLORATION UPDATE

At El Peñón, exploration has focused on adding new areas to the mineral resource base outside of the current life of mine plans, resulting in several important recent discoveries close to mine infrastructure. Drilling at Pampa Campamento, Martillo Flat, and El Valle has successfully delineated the continuity of these veins to depth, strongly supporting mineral resource expansion. The Pampa Campamento and El Valle sectors are returning results from wide vein intercepts that indicate the potential of El Peñón to continue to provide wide veins that contribute to operational efficiency.

At Pampa Campamento, delineation drilling has extended the current mineral resource envelop at depth over 150 metres along strike, including the following significant estimated true width intercepts: 15.94 g/t of gold and 286.9 g/t of silver over 2.3 metres (UIP0005); 7.96 g/t of gold and 157.5 g/t of silver over 1.2 metres (UIP0008); and 24.01 g/t of gold and 233.8 g/t of silver over 2.8 metres (UIP0009). Drill hole UIP0009, which is located approximately 250 metres north and to depth from holes UIP0005 and UIP0008, opens up significant area for additional exploration. Please see Figure 7 and Table 2 for additional drill results.

At El Valle, exploration drilling successfully intersected the continuity of the vein system with wide, higher than average mine grade intervals, including the following highlights reported as estimated true widths: 13.17 g/t of gold and 959.4 g/t of silver over 3.8 metres (UEV0013); 10.73 g/t of gold and 145.9 g/t of silver over 3.5 metres (UEV0012). These results define the mineral envelope continuity along strike with good expansion potential. See Figure 8 and Table 2 for additional drill results.

Delineation drilling at Martillo Flat also continues to expand the mineralized vein at depth. Significant results as estimated true widths include: 14.97 g/t of gold and 1,548.1 g/t of silver over 1.0 metres (35.02 g/t of gold equivalent diluted over a minimum mining width of 1.2 metres) (UIM0045); 6.40 g/t of gold and 354.0 g/t of silver over 1.9 metres (UEM0013); 14.60 g/t of gold and 1,033.0 g/t of silver over 0.5 metres (12.77 g/t of gold equivalent diluted over a minimum mining width of 1.2 metres) (UEM0011). See Figure 9 and Table 2 for additional drill results.

The exploration program at El Peñón continues to demonstrate the potential of the El Peñón district. Exploratory drilling south of the prolific Colorada vein system has identified a new sub-parallel vein strand, Quebrada Colorada Sur. Recent drilling highlights from this new vein strand include the following estimated true width intercepts: 14.30 g/t of gold and 501.7 g/t of silver over 1.6 metres (SNX0973); 12.30 g/t of gold and 339.0 g/t of silver over 1.1 metres (14.83 g/t of gold equivalent diluted over a minimum mining width of 1.2 metres) (UEQ0004). These recent drilling results combined with a data review define a vein system over a 500-metre north-south strike length, which is open to expansion, that is the focus of an ongoing drill program. See Figure 10 and Table 2 for additional drill results.

At El Peñón, a long, successful history of replacing depletion and adding new mineral resources reflects the resilience and quality of Yamana’s large flagship epithermal deposit, which has been actively mined for more than 20 years. The results continue to highlight the expansion potential of historic sectors of the mine and support the Company’s internal assessment that mine life at El Peñón will exceed mine life supported by mineral reserves alone. The strategic mine life for El Peñón is estimated to be at least 10 years. In addition, wide intercepts in deeper extensions of major veins and along lateral extensions of key past-producing areas of the mine underscore the potential for increased productivity at lower development costs, while the available excess mill capacity will allow significant operational flexibility.

Figure 6: El Peñón Property Plan Map Showing Principle Veins And Select Exploration Target Areas. Star Symbol Indicates Location Of Mine Plant Facility.
https://www.globenewswire.com/NewsRoom/AttachmentNg/17a3902b-4efd-476c-958c-0f4795d7f773

Figure 7: El Peñón, Pampa Campamento Vein Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/9df7d296-ec2f-413a-b8bb-6899cfe0c0ea

Figure 8: El Valle Vein Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/71b4a6c6-73b3-4289-8978-60a739019bd0

Figure 9: El Peñón Martillo Flat Vein Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/ff5d0c6d-ad37-45be-b37f-a66cdf51c83d

Figure 10: Quebrada Colorada Sur Plan Map Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/152e1e58-801e-4ea4-ad65-b6cdc978cdb5

Table 2: El Peñón New Drill Intercepts, Select for Intervals Greater Than 3.5 g/t Of Gold Over Diluted Horizontal Width Of 1.2 Metres. Gold Equivalent (g/t) Equals Gold (g/t) Plus  Silver (g/t) Divided by 75.

Hole	Vein	From (m)	To (m)	Interval (m)	Horizontal Width (m)	Estimated True Width (m)	Au (g/t)	Ag (g/t)	Aueq (g/t)	Au (g/t) Dil to 1.20 m
UEV0012	El Valle	259.70	263.42	3.72	3.58	3.46	10.73	145.9	12.68	10.73
UEV0013		266.00	270.22	4.22	3.90	3.80	13.17	959.4	25.96	13.17
UIM0045	Martillo Flat	174.05	179.75	5.70	1.18	0.98	14.97	1548.1	35.61	14.72
UEM0011		151.90	152.95	1.05	0.54	0.49	14.60	1033.0	28.37	6.57
UEM0013		133.50	137.68	4.18	2.08	1.94	6.40	354.0	11.12	6.40
SIP0002	Paloma	363.36	364.21	0.85	0.65	0.65	39.10	76.2	40.12	21.18
SIU0001		433.33	434.78	1.45	0.95	0.95	33.70	32.0	34.13	26.68
SIU0005		332.00	336.51	4.51	2.74	2.65	4.64	191.7	7.20	4.64
UIP0005	Pampa Campamento	215.00	219.90	4.90	2.30	2.27	15.94	286.9	19.77	15.94
UIP0007		176.90	177.42	0.52	0.27	0.27	16.50	438.0	22.34	3.71
UIP0008		190.80	193.65	2.85	1.18	1.16	7.96	157.5	10.06	7.83
UIP0009		326.77	331.43	4.66	2.80	2.79	24.01	233.8	27.13	24.01
SIO0005	Playa	55.65	59.40	3.75	2.85	2.78	5.38	194.9	7.98	5.38
SNX0973	Quebrada Colorada Sur	301.50	303.50	2.00	1.69	1.64	14.30	501.7	20.99	14.30
		315.50	316.50	1.00	0.56	0.54	8.85	430.0	14.58	4.13
UEQ0004		111.00	112.30	1.30	1.06	1.05	12.30	339.0	16.82	10.84

JACOBINA EXPLORATION UPDATE

The exploration program at the Jacobina Mine Complex continues to generate significant results, with important new mineralized areas identified adjacent to the currently producing mines at Canavieiras Sul, Canavieiras Central, and Morro do Vento, strongly supporting the continued expansion of the mineral resources base. The results support the Company’s internal assessment that mine life for Jacobina will exceed the 15-year life of mine implied by mineral reserves alone. The Company’s estimated strategic life of mine for Jacobina is 20 years. The operation  has a long track record of replacing depletion of mineral reserves from mining.

At Morro do Vento, successful delineation drilling continues to generate higher grade results in the Main Reef zone, including the following estimated true width intercepts: 7.15 g/t of gold over 4.9 metres, 9.43 g/t of gold over 4.3 metres, and 5.80 g/t of gold over 3.8 metres (MVTEX048). These results open up 150 metres down plunge on the Main Reef and indicate that the reef remains open for additional expansion. See Figure 12 and Table 3 for additional results, which will be incorporated into the mineral resource update planned for year-end.

At Canavieiras Central, exploratory drilling along the south extension towards Canavieiras Sul has confirmed the presence of the LVL and Maneira reefs, with estimated true width intercepts of 4.35 g/t of gold over 4.5 metres (CANEX82) and 3.70 g/t of gold over 3.1 metres (CANEX 92). The results open up 300 metres of strike potential and indicate down plunge continuity in a southwest direction to be further explored. See Figure 13 for additional results.

Exploratory drilling at Canavieiras Sul in the second quarter of 2020 continued to provide excellent results, demonstrating the potential extension of the Maneira, LU, MU, and LVL reefs in this mine. Drilling expanded over 150 metres to the south of the known extents of the LU and LVL reefs and opened up an additional 100 metres of the Maneira reef. Significant drill results include the following estimated true width intervals: 7.29 g/t of gold over 1.7 metres (CANEX70A); 6.15 g/t of gold over 1.9 metres (CANEX88). See Figure 13 for additional results.

Figure 11: Jacobina Location Map Showing Main Target Areas and Mines. Star Symbol Indicates Location of Mine Plant Facility.
https://www.globenewswire.com/NewsRoom/AttachmentNg/9fe099e1-43d6-4bfd-91b7-a52a11fb8493

Figure 12: Jacobina Morro Do Vento Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/f50a6820-4db5-495d-85c0-f6b99d051d21

Figure 13: Jacobina Canavieiras Long Section Highlighting Recent Drilling Results.
https://www.globenewswire.com/NewsRoom/AttachmentNg/15d2b23a-5c1c-424d-809e-425a8fdb20fc

Table 3: Jacobina New Drill Intercepts, Select For Intervals Greater Than 2.5 g/t Gold Over Diluted Width Of 3.0 Metres.

Hole	Sector	Reef	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Au (g/t) Dil to 3.0 m
CANEX70A	Canavieiras Sul	LU	168.50	171.00	2.50	1.67	7.29	4.07
CANEX88		LVL	160.50	162.50	2.00	1.93	6.15	3.96
		LVL	172.12	175.00	2.88	2.78	3.27	3.04
CANEX82	Canavieiras Central	LVL	252.96	258.06	5.10	4.47	4.35	4.35
CANEX00092		Maneira	116.50	120.50	4.00	3.12	3.70	3.70
MVTEX00048	Morro do Vento	MR	243.50	251.00	7.50	4.89	7.15	7.15
		MR	266.00	272.50	6.50	4.26	9.43	9.43
		MR	274.59	280.50	5.91	3.82	5.80	5.80
		FW	382.50	388.50	6.00	2.67	7.22	6.43

UPCOMING EVENTS

The Company would like to highlight a number of notable upcoming events and milestones. These include:

  The Company expects to begin trading on the Main Market of the London Stock Exchange prior to the release of its third quarter results.

  The release of third quarter financial and operational results on October 29, 2020.

  An exploration update press release for the Canadian Malartic mine, including drilling results and a mineral resource update for the East Gouldie zone is planned for early in the fourth quarter.

  An exploration update press release highlighting progress on select projects in the Company’s generative exploration program, including Monument Bay, Domain, Borborema, and Ivolandia is planned in the fourth quarter. The generative exploration program is focused on the Company’s most highly prospective exploration projects with the long-term goal of advancing at least one project to a mineral inventory large enough to support a mine with annual production of approximately 150,000 for at least eight years. There are currently seven projects in the program.

  While the Company’s exploration program at Cerro Moro was initially delayed this year due to certain COVID-19 related restrictions, drilling is currently ramping up to complete the planned mineral reserve and mineral resource delineation program by year-end.
  A preliminary economic assessment on the Canadian Malartic underground project is expected to be completed in 2021.
  A feasibility study for Phase 2 of the Jacobina mine expansion is expected to be completed in 2021.
  A feasibility study for the Agua Rica project is expected to be completed in 2021.

Qualified Persons
Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control
Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at ALS and SGS analytical laboratories, both ISO 9001:2008 and 17025 certified laboratories, except at Jacobina where sample preparation and primary analysis is completed on site. Gold is analyzed by gold fire assay with 30 grams or 50 grams aliquot and AAS finish. Samples over 5 g/t are re-analyzed by gravimetric finish methods. Silver is determined using a four acid digestion and AAS finish (ore level) and samples over 30g/t are re-analyzed by gravimetric finish methods. Five percent of all pulps are further checked by secondary certified laboratories (ALS, SGS, Bureau Veritas) using the same analytical methods.

All exploration diamond drill cores are split in half by mechanical spitting or core sawing and sampled at appropriate intervals for assay, except for small diameter drilling (BQ) from underground setups at Jacobina where core is logged, photographed and whole core submitted for assay. The remaining core, coarse reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to exploration results at the Jacobina, El Penon and Minera Florida and any potential increase in mine life. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include expectations related to the results of exploration efforts at Jacobina, El Penon and Minera Florida, including the details surrounding expected mine life expansions discussed herein and in the technical report being met, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices, currency exchange rates (such as the Brazilian real versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, hedging programs, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to other investments, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks related to fiscal stability agreements, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.